P, E, 2/11/02

02012925

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Investor Relations Officer
Ricardo Portugal Alves
ricardo.portugal@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

Thomson Financial/Carson
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Huber (New York)
(212) 701-1830
richard.huber@tfn.com

www.copel.com

COPEL ANNOUNCES THE CANCELATION OF PRIVATIZATION PROCESS

January 30, 2002 – Curitiba, Parana, Brazil – COMPANHIA PARANAENSE DE ENERGIA – COPEL, [NYSE: ELP], today announced that the State of Paraná has formally cancelled the sale and privatization of the company that had begun with the privatization tender notice released on September 6, 2001.

Companhia Paranaense de Energia - Copel is one of Brazil's largest electric utilities. With over 2.8 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Investor Relations Officer
Ricardo Portugal Alves
ricardo.portugal@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

Thomson Financial/Carson
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Huber (New York)
(212) 701-1830
richard.huber@tfn.com

www.copel.com

COPEL ANNOUNCES EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

January 30, 2002 – Curitiba, Parana, Brazil – COMPANHIA PARANAENSE DE ENERGIA – COPEL, [NYSE: ELP], announced today that it will hold an extraordinary general shareholders' meeting on February 19, 2002, at 2:00 p.m., at the Company's headquarters, located at Rua Coronel Dulcídio, 800, Curitiba, Paraná, Brazil.

The purpose of this meeting is to discuss the issuance of Debentures.

Companhia Paranaense de Energia - Copel is one of Brazil's largest electric utilities. With over 2.8 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: February 4, 2002

By ______________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer